Exhibit 99.1


Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoramb@fundtech.com
-------------------



                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------


                   FUNDTECH REPORTS FIRST QUARTER 2003 RESULTS

                     Key Highlights:
                           *Revenue of $11 million, 4% sequential growth,16%
                            growth vs. Q1 2002
                           *GAAP  loss per share of 4 cents
                           *Adjusted  EPS of $0.00
                           *Over last 12 months Cash and marketable
                            securities increased by $2.7 million to $51 million.



     JERSEY CITY, N.J.,-- April 30, 2003,-- Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payments, settlement and cash management solutions, announced today its financial results for the first quarter of 2003.

     Revenues for the first quarter were $11.0 million, 4% higher than the fourth quarter of 2002, and 16% higher than the first quarter of 2002. Compared to the fourth quarter, license revenues decreased by $100,000, service revenues increased by $300,000 and maintenance revenues remained unchanged. Hardware revenues increased by $200,000.

     On a GAAP basis, net loss for the first quarter was $625,000, or $0.04 per share, compared with a loss of $4.1 million, or $0.29 per share for the fourth quarter of 2002 and net loss of $3.9 million or $0.27 per share in the first quarter of 2002.

     Excluding amortization of intangibles and amortization of capitalized software costs, the adjusted net profit for the first quarter was $4,000, or $0.00 per share. Excluding amortization of intangibles, amortization of capitalized software costs and, non-recurring expenses, the adjusted net loss was $0.9 million, or $0.06 per share, for the fourth quarter of 2002 and the adjusted net loss was $3.7 million, or $0.26 per share, in the first quarter of 2002. (See Schedule A Attached to this Press Release Reconciling Earnings to GAAP)

     Cash and marketable securities were $51.0 million on March 31, 2003 representing an increase of $8.5 million from December 31, 2002. During the first quarter of 2003 DSOs decreased by 18 days to 96 days. Compared to March 31, 2002 Cash and marketable securities increased by $2.7 million while DSOs decreased from 179 days to 96 days.

     "This is the fifth straight quarter in which we are posting improved revenues and operating results. This quarter was particularly satisfying as we reached the breakeven point on an adjusted EPS basis." said Reuven Ben Menachem, Chairman and CEO of Fundtech. "Our next generation products have enabled us to continue to improve results despite the difficult market conditions and I believe that we will continue to grow and improve operating results."

     Additional First quarter highlights:

o    Closed 35 new deals and added 6 new bank customers.

o Closed ASP and disaster recovery services transactions, which are expected to generate $3.5 million of revenues over the next 3 to 5 years.

o Received order from Citibank to implement our flag-ship Global PAYplus product in the US and Europe.

o Closed 2 new deals for our next generation cash management product, CASHplus.

          Q2 2003 Guidance

          Fundtech expects revenues in the second quarter of 2003 to be in the range of $11.0 - 11.4 million and expects earnings per share before all amortization expenses to be in the range of zero to a profit of 2 cents. Including all amortization expenses, Fundtech expects GAAP loss per share to be between 4 cents and 2 cents. Amortization expenses are estimated to be 4 cents per share in the second quarter of 2003. (This forecast assumes amortization of approximately $625,000 for the quarter)

          About Fundtech

          Fundtech (www.fundtech.com) is a leading provider of software solutions and services that facilitate payments, settlement and cash management by enabling businesses and their banks to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet software products automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time. Its solutions have been sold to more than 750 financial institutions around the globe.



          Forward Looking Statements:

          Statements included in this Release may contain forward-looking statements. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may relate, but are not limited, to projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates,"

          "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

                                      # # #

                           Schedule A to Press Release

                             Reconciliation to GAAP
                 (In Thousands, Except Share and Per Share Data)


The following information sets forth Fundtech's calculation of adjusted net income (loss) as contained in the company's press release:

                                                              Three Months Ended
                                                                   March 31,
                                                                   ---------
                                                              2003         2002
                                                              ----         ----

Reconciliation of net loss to adjusted net loss:

  Net income (loss)                                         $  (625) $   (3,888)
    Restructuring and related expenses                           --           3
    Amortization of capitalized software development
      costs                                                     394          --
    Amortization of other intangible assets                     235         221
    Impairment and realized losses
      on available for sale marketable securities                --          13
                                                            --------    --------
  Adjusted net income (loss)                                $     4  $   (3,651)
                                                            ========    ========

Adjusted net income (loss) per share                        $  0.00  $    (0.26)
                                                            ========    ========

Shares used in computing adjusted net income (loss)
  per share                                              14,321,452   14,278,279


                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Condensed Consolidated Balance Sheets
                                 (In Thousands)

                                                                        March 31,        December 31,
                                                                          2003              2002
                                                                          ----              ----
ASSETS

Current assets:
  Cash & cash equivalents                                              $  39,950          $  26,571
  Marketable securities                                                   11,030             15,925
  Trade receivables, net                                                  11,736             13,386
  Other accounts receivable, prepaid expenses and inventories              1,432              1,256
                                                                       ---------          ---------

     Total current assets                                                 64,148             57,138

Long term trade receivables, net                                           1,414              1,497
Severance pay fund                                                           523                474
Long term deposits                                                           927              1,027
Property and equipment, net                                                7,385              7,265
Goodwill, net                                                             10,523             10,523
Other assets, net                                                         10,828             11,456
                                                                       ---------          ---------

     Total assets                                                      $  95,748          $  89,380
                                                                       =========          =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Trade payables                                                       $   1,445          $   1,221
  Deferred revenues                                                       11,899              4,959
  Accrued restructuring expenses                                             801              1,523
  Employee and payroll accruals                                            1,229              1,496
  Other accounts payable and accrued expenses                              4,112              3,309
                                                                       ---------          ---------

     Total current liabilities                                            19,486             12,508

Accrued severance pay                                                        579                527
Accrued restructuring and other expenses                                   1,074              1,179
                                                                       ---------          ---------

     Total liabilities                                                    21,139             14,214
                                                                       ---------          ---------

Shareholders' equity:
  Share capital                                                               43                 43
  Additional paid-in capital                                             139,851            139,851
  Accumulated other comprehensive income (loss)                             (534)              (602)
  Accumulated deficit                                                    (64,663)           (64,038)
  Treasury stock, at cost                                                    (88)               (88)
                                                                       ---------          ---------

     Total shareholders' equity                                           74,609             75,166
                                                                       ---------          ---------

     Total liabilities and shareholders' equity                        $  95,748          $  89,380
                                                                       =========          =========


Note: Certain prior year amounts have been reclassified to conform to current year presentation.


                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Consolidated Statements of Operations
                 (In Thousands, Except Share and Per Share Data)

                                                                                 Three Months Ended
                                                                                     March 31,
                                                                          --------------------------------
                                                                              2003               2002
                                                                              ----               ----

Revenues:
  Software license fees                                                   $      3,020        $      2,498
  Maintenance                                                                    3,476               2,993
  Services [a]                                                                   4,299               3,836
  Hardware sales                                                                   244                 222
                                                                          ------------        ------------

    Total Revenues                                                              11,039               9,549
                                                                          ------------        ------------

Operating expenses:
  Software licenses costs                                                          110                 246
  Maintenance and services costs [a]                                             4,340               4,356
  Hardware costs                                                                   204                 187
  Software development                                                           2,471               4,285
  Selling and marketing, net                                                     2,360               2,305
  General and administrative                                                     1,669               1,868
  Amortization of capitalized software development costs                           394                --
  Amortization of other intangible assets                                          235                 221
  Provision for doubtful accounts                                                 --                   124
  Restructuring and related expenses                                              --                     3
                                                                          ------------        ------------

    Total operating expenses                                                    11,783              13,595
                                                                          ------------        ------------

Operating income (loss)                                                           (744)             (4,046)
  Impairment and realized losses
    on available for sale marketable securities                                   --                   (13)
  Financial income, net                                                            179                 206
  Income taxes                                                                     (60)                (35)
                                                                          ------------        ------------

    Net income (loss)                                                     $       (625)       $     (3,888)
                                                                          ============        ============

Net income (loss) per share:
  Net income (loss) used in computing income per share                    $       (625)       $     (3,888)
  Basic income (loss) per share                                           $      (0.04)       $      (0.27)
  Diluted income (loss) per share                                         $      (0.04)       $      (0.27)
Shares used in computing:
  Basic income (loss) per share                                             14,321,452          14,278,279
  Diluted income (loss) per share                                           14,321,452          14,278,279

Adjusted net income (loss) per share:
  Adjusted net income (loss) used in computing income per share           $          4        $     (3,651)
  Adjusted net income (loss)  per share                                   $       0.00        $      (0.26)
Shares used in computing adjusted net income (loss) per share               14,321,452          14,278,279

Reconciliation of net loss to adjusted net loss:
  Net income (loss)                                                       $       (625)       $     (3,888)
    Restructuring and related expenses                                            --                     3
    Amortization of capitalized software development costs                         394                  --
    Amortization of other intangible assets                                        235                 221
    Impairment and realized losses
      on available for sale marketable securities                                 --                    13
                                                                          ------------        ------------

  Adjusted net income (loss)                                              $          4        $     (3,651)
                                                                          ============        ============

Note: Certain prior year amounts have been reclassified to conform to current year presentation.

[a] Includes costs invoiced to customers of $193 and $376 for the three months ended March 31, 2003 and 2002, respectively.


                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Consolidated Statement of Cash Flows
                                 (In Thousands)

                                                                                        Three Months Ended
                                                                                            March 31,
                                                                                            ---------
                                                                                      2003             2002
                                                                                      ----             ----
CASH FLOWS FROM OPERATIONS:

Net income (loss)                                                                  $   (625)         $ (3,888)
Adjustments to reconcile net income to net cash used
  in operating activities:
  Depreciation and amortization                                                       1,409             1,099
  Impairment and realized losses on available for sale marketable securities           --                   4
  Capital loss on sales of property and equipment                                      --                  10
  Provision for doubtful accounts                                                      --                 124
  Decrease (increase) in trade receivables and long term-trade receivables            1,747              (671)
  Increase in other accounts receivable,
    prepaid expenses and inventories                                                   (149)             (147)
  Increase (decrease) in trade payables                                                 220            (1,518)
  Increase in deferred revenues                                                       6,842             8,399
  Decrease in employee and payroll accruals                                            (283)             (572)
  (Decrease) increase in other payables and accrued expenses                            (32)              566
  Increase in accrued non-recurring expenses                                           --                   3
  Increase (decrease) in accrued severance pay, net                                       3                (7)
  Decrease in accrued interest on marketable securities                                   9              --
                                                                                   --------          --------

    Net cash provided by operations                                                   9,141             3,402
                                                                                   --------          --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in held to maturity marketable securities, net                           4,886              --
  Proceeds from sale of available for sale marketable securities                       --               1,141
  Purchase of property and equipment                                                   (869)             (397)
  Reduction (investment) in long-term lease deposits                                    100               (73)
  Proceeds from sale of property and equipment                                         --                  21
                                                                                   --------          --------

    Net cash provided by investing activities                                         4,117               692
                                                                                   --------          --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of share capital and
    exercise of stock options and warrants, net                                        --                   2
                                                                                   --------          --------

      Net cash provided by financing activities                                        --                   2
                                                                                   --------          --------

Effect of exchange rate on cash and cash equivalents                                    121               (37)
                                                                                   --------          --------

Increase (decrease) in cash and cash equivalents                                     13,379             4,059
Cash and cash equivalents at the beginning of the period                             26,571            39,923
                                                                                   --------          --------

Cash and cash equivalents at the end of the period                                 $ 39,950          $ 43,982
                                                                                   ========          ========